s:\SPAIN\nsar-77C-2000.doc
THE SPAIN FUND, INC.                              Exhibit
77C
811-5189



The Annual Meeting of Shareholders of The Spain Fund, Inc.
was held on September 14, 2000. A description of each proposal and number of shares voted at the meeting are as follows:


1. To Elect Directors:   Shares Voted For    Withheld
Authority
   Class Two Directors
   (term expires 2003)

H.R.H Pilar de Borbon y Borbon,
   Duchess of Badajoz       4,931,406.654
116,072.683
Enrique L. Fevre            4,945,847.344
101,631.993
Carlos Delclaux Zulueta     4,956,177.344
91,301.993



2. To ratify the selection     Shares   Shares Voted    Shares
   of Pricewaterhouse         Voted For   Against      Abstained
   Coopers LLP as the Fund's
   independent auditors for
   the Fund's fiscal year
   ending November 30, 2000.  4,993,260.764  27,960.241
26,258.332